Exhibit 21.1

Subsidiaries of Actavis Limited

Name	Jurisdiction of Organization
Actavis Ireland Holding Limited	Ireland
Actavis W.C. Holding LLC	Delaware
Actavis W.C. Holding 2 LLC	Nevada
Actavis WC Holding S.à r.l.	Luxembourg